UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CLARUS CORPORATION
                               ------------------
                                 Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    182707109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No.: 182707109                                          Page 2 of 10 Pages


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                    TEXAS

                                5        Sole Voting Power
            Number of
              Shares                             0
           Beneficially
             Owned By           6        Shared Voting Power
               Each
            Reporting                            931,500
              Person
               With             7        Sole Dispositive Power

                                                 0

                                8        Shared Dispositive Power

                                                 931,500

9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                            931,500

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11       Percent of Class Represented By Amount in Row (9)

                            5.6%

12       Type of Reporting Person (See Instructions)

                            PN; IA

                                  SCHEDULE 13G

CUSIP No.: 182707109                                          Page 3 of 10 Pages


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                    TEXAS

                                5        Sole Voting Power
            Number of
              Shares                             0
           Beneficially
             Owned By           6        Shared Voting Power
               Each
            Reporting                            931,500
              Person
               With             7        Sole Dispositive Power

                                                 0

                                8        Shared Dispositive Power

                                                 931,500

9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                            931,500

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11       Percent of Class Represented By Amount in Row (9)

                            5.6%

12       Type of Reporting Person (See Instructions)

                            CO; IA

                                  SCHEDULE 13G

CUSIP No.: 182707109                                          Page 4 of 10 Pages


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                    UNITED STATES

                                5        Sole Voting Power
            Number of
              Shares                             34,500
           Beneficially
             Owned By           6        Shared Voting Power
               Each
            Reporting                            931,500
              Person
               With             7        Sole Dispositive Power

                                                 34,500

                                8        Shared Dispositive Power

                                                 931,500

9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                            966,000

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11       Percent of Class Represented By Amount in Row (9)

                            5.6%

12       Type of Reporting Person (See Instructions)

                            CO; IA

                                  SCHEDULE 13G

CUSIP No.: 182707109                                          Page 5 of 10 Pages


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOSEPH U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                    UNITED STATES

                                5        Sole Voting Power
            Number of
              Shares                             56,000
           Beneficially
             Owned By           6        Shared Voting Power
               Each
            Reporting                            931,500
              Person
               With             7        Sole Dispositive Power

                                                 56,000

                                8        Shared Dispositive Power

                                                 931,500

9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                            987,500

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11       Percent of Class Represented By Amount in Row (9)

                            6.0%

12       Type of Reporting Person (See Instructions)

                            CO; IA

                                                              Page 6 of 10 Pages


Item 1(a)         Name of Issuer:

                  Clarus Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  One Landmark Square, 22nd Floor, Stamford, Greenwich, CT.
                  06901.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (ii) White Rock Capital (TX), Inc., a Texas corporation ("White Rock, Inc."),

                  (iii)  Thomas U. Barton and

                  (iv)   Joseph U. Barton.

                  This statement relates to Shares held for the accounts of (i) certain institutional clients (the "White Rock Clients") of White Rock Management, (ii) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), (iii) certain family limited partnerships and family trusts for which Thomas U. Barton serves as a member of the general partner or as trustee (the "Thomas U. Barton Entities"), and (iv) certain family limited partnerships and family trusts for which Joseph U. Barton serves as a member of the general partner or as trustee (the "Joseph U. Barton Entities"). White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the accounts of the White Rock Clients. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the White Rock Clients and White Rock Partners. In his capacities as a member of the general partner or as trustee, Thomas U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Thomas U. Barton Entities. In his capacities as a member of the general partner or as trustee, Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Joseph U. Barton Entities.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                                                              Page 7 of 10 Pages

Item 2(c)         Citizenship:

                  (i)    White Rock Management is a Texas limited partnership;

                  (ii)   White Rock, Inc. is a Texas corporation;

                  (iii)  Thomas U. Barton is a United States citizen and

                  (iv)   Joseph U. Barton is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.0001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  182707109

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

                  (i) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 931,500 Shares. This number consists of (1) 228,000 Shares held for the accounts of the White Rock Clients and (2) 703,500 Shares held for the account of White Rock Partners.

                  (ii) Thomas U. Barton may be deemed the beneficial owner of 966,000 Shares. This number consists of (1) 228,000 Shares held for the accounts of the White Rock Clients, (2) 703,500 Shares held for the account of White Rock Partners, and (3) 34,500 Shares held for the accounts of the Thomas U. Barton Entities.

                  (iii) Joseph U. Barton may be deemed the beneficial owner of 987,500 Shares. This number consists of (1) 228,000 Shares held for the accounts of the White Rock Clients, (2) 703,500 Shares held for the account of White Rock Partners, and (3) 56,000 Shares held for the accounts of the Joseph U. Barton Entities.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 5.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 16,588,240 Shares outstanding as of November 1, 2004.)

                                                              Page 8 of 10 Pages


                  (ii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 5.8% of the total number of Shares outstanding as described herein.

                  (iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 6.0% of the total number of Shares outstanding as described herein.

Item 4(c)         Number of shares as to which the person has:

White Rock Management
---------------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                     931,500

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:        931,500

White Rock, Inc.
----------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                     931,500

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:        931,500

Thomas U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                        34,500

(ii)     Shared power to vote or to direct the vote:                     931,500

(iii)    Sole power to dispose or to direct the disposition of:           34,500

(iv)     Shared power to dispose or to direct the disposition of:        931,500

Joseph U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                        56,000

(ii)     Shared power to vote or to direct the vote:                     931,500

(iii)    Sole power to dispose or to direct the disposition of:           56,000

(iv)     Shared power to dispose or to direct the disposition of:        931,500

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                              Page 9 of 10 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (iii) The partners and beneficiaries of the Thomas U. Barton Entities, including Thomas U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Thomas U. Barton Entities.

                  (iv) The partners and beneficiaries of the Joseph U. Barton Entities, including Joseph U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Joseph U. Barton Entities.

                  White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients, and the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners, the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of Thomas U. Barton and the Thomas U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Joseph U. Barton Entities. Each of Joseph U. Barton and the Joseph U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Thomas U. Barton Entities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005            WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                    By:   White Rock Capital (TX), Inc.
                                          Its General Partner




                                          By:   /s/Paula Storey
                                                --------------------------------
                                                Paula Storey
                                                Attorney-in-Fact

Date:  February 14, 2005            WHITE ROCK CAPITAL (TX), INC.

                                    By:   /s/Paula Storey
                                          --------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact

Date:  February 14, 2005            THOMAS U. BARTON

                                    By:   /s/Paula Storey
                                          --------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact

Date:  February 14, 2005            JOSEPH U. BARTON

                                    By:   /s/Paula Storey
                                          --------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact